CROSSHAIR EXPLORATION & MINING CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2007

(Unaudited)

(Expressed in Canadian Dollars)

Targeting Uranium and Gold	Trading Symbol: CXX	Website: www.crosshairexploration.com
Head Office: Suite 1240, 1140 West Pender Street	Telephone: 604-681-8030	Investor email: dan@crosshairexploration.com
Vancouver, British Columbia, Canada V6E 4G1	Toll Free: 1-866-683-8030	General email: jennifer@crosshairexploration.com
Facsimile: 604-681-8039

CROSSHAIR EXPLORATION & MINING CORP.
BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

	October 31,	April 30,
	2007	2007

ASSETS

Current assets
Cash and cash equivalents	$6,308,506	$14,311,417
Marketable securities at fair value (cost: $2,659,463 & $1,822,976, respectively)	1,323,525	1,787,387
Receivables	1,146,993	444,929
Prepaid expenses	441,565	203,438

	9,220,589	16,747,171

Equipment (Note 3)	354,206	366,080

Mineral properties (Note 4)	21,035,523	14,551,292

	$30,610,318	$31,664,543

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$1,083,655	$1,356,467

Future reclamation costs (Note 5)	166,736	-

	1,250,391	1,356,467
Shareholders' equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued: 72,390,789 (April 30, 2007 – 70,912,072) common shares	46,367,566	44,135,660
Contributed surplus (Note 6)	7,476,668	3,888,533
Deficit	(24,484,307)	(17,716,117)

	29,359,927	30,308,076

	$30,610,318	$31,664,543

Nature and continuance of operations (Note 1)
Basis of presentation (Note 2)
Commitments and contingencies (Note 10)
Subsequent events (Note 12)

On behalf of the Board:

“Mark J. Morabito”	Director	“David Lee”	Director
Mark J. Morabito		David Lee

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended October 31		Six Months Ended October 31

	2007	2006	2007	2006

EXPENSES
Amortization	$23,805	$8,071	$47,332	$15,432
Audit and accounting	6,576	21,128	55,953	21,128
Consulting	14,273	36,913	42,817	110,088
Directors fees (Note 8)	22,500	12,000	45,000	24,000
Insurance	20,928	9,321	31,005	16,246
Investor relations	116,874	57,556	187,341	78,487
Legal (Note 8)	20,998	58,197	60,563	113,574
Management fees (Note 8)	18,750	11,000	33,750	20,000
Office and general	193,223	164,643	284,323	274,595
Rent	20,916	20,992	40,198	41,985
Stock-based compensation (Note 6)	2,116,541	698,465	4,028,266	1,294,326
Transfer agent and filing fees	48,036	14,043	131,589	19,090
Travel	86,474	58,280	140,161	102,523
Wages and salaries	320,165	270,596	608,995	435,363
	(3,030,059)	(1,441,205)	(5,737,293)	(2,566,837)

OTHER ITEMS
Management fee income (Note 8)	5,000	7,000	20,000	10,000
Interest income	123,032	109,213	269,192	223,740
Gain on sale of Sinbad mineral property	-	-	15,849	-
Unrealized loss – marketable securities	(794,115)	-	(1,335,938)	-
	(666,083)	116,213	(1,030,897)	233,740

Loss for the period	$(3,696,142)	$(1,324,992)	$(6,768,190)	$(2,333,097)

Basic and diluted loss per common share	$(0.05)	$(0.02)	$(0.09)	$(0.04)

Weighted average number of
common shares outstanding	71,665,871	59,906,742	71,371,279	59,266,276

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended October 31		Six Months Ended October 31

	2007	2006	2007	2006

Operating activity cash flows
Loss for the period	$(3,696,142)	$(1,324,992)	$(6,768,190)	$(2,333,097)
Items not affecting cash
Amortization	23,805	8,071	47,332	15,432
Stock-based compensation	2,116,541	698,465	4,028,266	1,294,326
Unrealized loss – marketable	794,115	-	1,335,938	-
securities
Gain on sale of Sinbad property	-	-	(15,849)	-

	(761,681)	(618,456)	(1,372,503)	(1,023,339)
Non-cash working capital item changes
Receivables	(466,596)	(179,022)	(702,064)	(270,623)
Prepaid expenses	(107,366)	34,462	(238,127)	(88,829)
Payables and accrued liabilities	(848,322)	(37,956)	(1,346,663)	(115,852)

Net cash used in operating activities	(2,183,965)	(800,972)	(3,659,357)	(1,498,643)

Investing activity cash flows
Proceeds on sale of mineral property	-	-	31,698	-
Mineral properties	(2,733,376)	(3,014,626)	(4,491,693)	(4,476,114)
Acquisition of equipment	(5,441)	(15,769)	(35,458)	(20,716)
Marketable securities	-	-	(872,076)	-

Net cash used in investing activities	(2,738,817)	(3,030,395)	(5,367,529)	(4,496,830)

Financing activity cash flows
Issuance of shares for cash, net of costs	744,850	1,253,408	1,023,975	1,634,234

Net change in cash during the period	(4,177,932)	(2,577,959)	(8,002,911)	(4,361,239)

Cash and cash equivalents, opening	10,486,438	12,164,696	14,311,417	13,947,976

Cash and cash equivalents, closing	$6,308,506	$9,586,737	$6,308,506	$9,586,737

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Shares issued during the year (Note 6):
Property acquisition	445,000	1,078,150			1,078,150
Exercise of stock options	2,672,764	2,400,146			2,400,146
Exercise of agent’s warrants	273,863	277,571			277,571
Exercise of warrants	8,674,025	10,537,395			10,537,395
Incentive program participation	490,375	707,343			707,343
Stock-based compensation for the year			3,696,601		3,696,601
Less: stock options exercised value			(996,071)		(996,071)
Loss for the year				(5,533,011)	(5,533,011)

Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Shares issued during the period (Note 6):
Property acquisition	320,000	767,800			767,800
Exercise of stock options	821,334	1,042,377			1,042,377
Exercise of agent’s warrants	337,383	421,729			421,729
Stock-based compensation for the period			4,028,266		4,028,266
Less: stock options exercised value			(440,131)		(440,131)
Loss for the period				(6,768,190)	(6,768,190)

Balance at October 31, 2007	72,390,789	$46,367,566	$7,476,668	$(24,484,307)	$29,359,927

The accompanying notes are an integral part of these financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the exploration and development of resource properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

All financial summaries included are presented on a comparative basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified in order to conform with the presentation of the current period figures. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.	EQUIPMENT

	October 31, 2007			April 30, 2007
		Accumulated	Net		Accumulated	Net
Description	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Furniture & fixtures	$77,596	$20,749 $	56,847 $	75,112	$14,625 $	60,487
Computer & office equipment	72,371	22,322	50,049	67,014	13,843	53,171
Computer software	35,543	12,378	23,165	32,936	5,581	27,355
Exploration equipment	272,172	48,027	224,145	247,162	22,095	225,067

	$457,682	$103,476 $	354,206 $	422,224	$56,144 $	366,080

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES

	Uranium			Gold & VHMS
					Southern
			Stormy		Golden
		Otter &	Lake &		Promise &
	Moran	Portage	Partridge	Golden	Victoria	Sinbad
	Lake	Lake	River	Promise	Lake	Claims	Total
Balance April 30, 2006	$2,812,617	$70,400	$-	$-	$1,024,022	$12,722	$3,919,761
Drilling & trenching	2,474,435	94,698	-	640,629	514,059	-	3,723,821
Geology	2,070,123	34,741	-	32,738	78,338	3,127	2,219,067
Geophysics	2,278,608	62,900	-	-	79,961	-	2,421,469
Administration	343,171	7,765	-	54,301	42,743	-	447,980
Technical analysis	432,758	8,261	-	17,336	40,189	-	498,544
Acquisition costs	710,000	276,750	-	110,400	223,500	-	1,320,650
Tax credits received	-	-	-	-	-	-	-
Write offs/sales	-	-	-	-	-	-	-
Total for the year	8,309,095	485,115	-	855,404	978,790	3,127	10,631,531

Balance April 30, 2007	11,121,712	555,515	-	855,404	2,002,812	15,849	14,551,292

Drilling & trenching	1,549,595	-	-	84,522	362	-	1,634,479
Geology	1,669,345	9,335	-	39,354	39,029	-	1,757,063
Geophysics	1,477,141	-	-	-	-	-	1,477,141
Administration	257,809	-	1,381	7,995	3,511	-	270,696
Technical analysis	290,127	-	-	-	1,157	-	291,284
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	695,000	-	145,000	67,800	67,500	-	975,300
Credits received	-	-	-	-	(72,619)	-	(72,619)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)
Total for the period	6,102,901	9,335	146,381	199,671	41,792	(15,849)	6,484,231
Balance October 31,
2007	$17,224,613	$564,850	$146,381	$1,055,075	$2,044,604	$-	$21,035,523

Cumulative totals as at October 31, 2007:

Drilling & trenching	$4,347,036	$94,698	$-	$725,151	$565,426	$-	$5,732,311
Geology	4,474,466	44,476	-	72,092	487,614	11,724	5,090,372
Geophysics	4,924,262	62,900	-	-	325,368	-	5,312,530
Administration	773,736	7,765	1,381	62,296	107,911	-	953,089
Technical analysis	852,529	8,261	-	17,336	227,202	-	1,105,328
Future reclamation	163,884	-	-	-	2,852	-	166,736
Acquisition costs	1,955,000	346,750	145,000	178,200	423,000	4,125	3,052,075
Credits received	(266,300)	-	-	-	(94,769)	-	(361,069)
Write offs/sales	-	-	-	-	-	(15,849)	(15,849)
Balance October 31,
2007	$17,224,613	$564,850	$146,381	$1,055,075	$2,044,604	$-	$21,035,523

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

STORMY LAKE/PARTRIDGE RIVER PROPERTY

Pursuant to an agreement dated May 1, 2007, the Company acquired an option agreement to earn a 75% interest in four mineral licenses covering 139 claims located in the central mineral belt of Labrador, To exercise the option , the Company must issue common shares, incur project expenditures and make cash payments as follows:

	Number	Project	Cash
Deadline	of shares	Expenditures	Payments	Status
On regulatory approval of agreement	50,000	-	$-	Issued
On or before May 1, 2008	50,000	75,000	-
On or before May 1, 2009	75,000	250,000	-
On or before May 1, 2010	-	475,000	-
TOTAL	175,000	$800,000	$-

SINBAD CLAIMS

The Sinbad claims are located in Emery, Nevada, U.S.A. and were acquired in January 2006 at a cost of $4,125. Subsequently, the Company incurred geology costs totalling $11,724. During the three months ended July 31, 2007, the Sinbad claims were sold to Target Exploration & Mining Corp., a company with at least one director in common, in consideration for cash of $31,698 and a 2% net smelter return royalty.

5.	FUTURE RECLAMATION COSTS

	October 31, 2007	April 30, 2007

Asset retirement obligation – beginning balance	$-	$-
Liability incurred	166,736	-
Accretion expense	-	-

Asset retirement obligation – ending balance	$166,736	$-

The total undiscounted amount of estimated cash flows required to settle the obligations is $175,400, which was adjusted for inflation at the rate of 2% and then discounted at 3.30% .

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share issuances

During the year ended April 30, 2007, shares were issued as follows:

•

2,672,764 shares pursuant to the exercise of stock options for gross proceeds of $1,404,075. An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

• 8,947,888 shares pursuant to the exercise of shareholder and agent’s warrants for total gross proceeds of $10,814,966.

•

490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

•

20,000 common shares valued at $1.27 per share were issued for acquisition costs associated with the Golden Promise property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associated with the Southern Golden Promise property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake property.

During the six month period ended October 31, 2007, shares were issued as follows:

•

821,334 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.32 per share for gross proceeds of $602,246. An amount of $440,131 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

• 337,383 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $421,729.

•

20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River properties and 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake property.

Escrow shares

During the six months ended October 31, 2007, 140,625 shares were released from escrow; leaving nil shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Warrants

As at October 31, 2007, the Company had warrants to purchase 62,500 shares at $1.25 per share on or before November 3, 2007.

Stock options

The Company has a stock option plan whereby it may grant options to directors, employees, consultants and certain other service providers. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

The following is a summary of stock options outstanding at October 31, 2007 and April 30, 2007 and changes during the periods then ended.

	October 31, 2007		April 30, 2007

		Weighted		Weighted
	Number	Average	Number	Average
	of options	Exercise Price	of options	Exercise Price

Outstanding, beginning of period	8,981,984	$1.62	6,364,748	$0.68
Exercised	(821,334)	0.73	(2,672,764)	0.53
Cancelled or expired	(587,500)	2.05	(700,000)	0.84
Granted	1,525,000	2.07	5,990,000	2.04

Outstanding, end of period	9,098,150	$1.75	8,981,984	$1.62

Currently exercisable	3,216,750	$1.31

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the period ended October 31, 2007 totaled $4,028,266. The weighted average fair value of options granted in the period was $2.64 (April 30, 2007 - $2.16) .

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the period ended October 31, 2007:

	October 31,	April 30,
	2007	2007

Risk-free interest rate	3.32%	3.79%
Expected life of options	5 years	5 years
Annualized volatility	204%	239%
Dividend rate	0%	0%

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

7.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Financing and investing activities during the period ended October 31, 2007 not affecting cash flows are as follows:

	(a)	A fair value of $440,131 was recognized in respect of options exercised (Note 6).

	(b)	A total of 320,000 common shares valued at $767,800 were issued for property acquisitions (Note 6).

	(c)	Exploration costs of $1,073,851 were included in payables and accrued liabilities.

Financing and investing activities during the period ended October 31, 2006 not affecting cash flows are as follows:

	(a)	A fair value of $253,609 was recognized in respect of options and warrants exercised (Note 6).

	(b)	A total of 120,000 common shares valued at of $221,400 were issued for property acquisitions (Note 6).

	(c)	Exploration costs of $978,344 were included in payables and accrued liabilities.

8.	RELATED PARTY TRANSACTIONS

During the six month period ended October 31, 2007, the Company:

•

charged management fees of $20,000 (2006: $10,000) and sold the Sinbad claims for a gain of $15,849 (2006: $Nil) to another public company with at least one director in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at October 31, 2007 is an amount of $38,089 (April 30, 2007: $Nil) owing from this company.

	•	incurred management fees of $33,750 (2006 – $20,000) to a director.

	•	incurred independent directors’ fees of $45,000 (2006 - $24,000).

	•	incurred legal fees of $20,393 (2006 – $19,106) to a law firm of which a director is a partner.

•

incurred geological consulting fees of $13,050 (2006 – $27,000) to a private company owned by a director. Included in payables and accrued liabilities as at October 31, 2007 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10.	COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2008 - $76,804; 2009 - $48,586; 2010 - $47,954 and 2011- $35,491.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2007
(Unaudited)
(Expressed in Canadian Dollars)

11.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties in North America.

12.	SUBSEQUENT EVENTS

Subsequent to October 31, 2007, the Company:

• issued 343,900 shares for gross proceeds of $364,265 pursuant to the exercise of stock options and warrants;

• issued 100,000 common shares valued at $2.44 per share for acquisition costs associated with the Otter/Portage Lake property; and

• granted stock options to purchase 325,000 shares at $1.93 per share on or before November 19, 2012.